Invesco PowerShares 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

April 13, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

Ladies and Gentlemen:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(1) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 188 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to (a) change the name of the Fund from PowerShares Dividend Allocation Portfolio to PowerShares High Income Downside Hedged Portfolio, (b) update the index provider, (c) revise investment strategies and (d) update the risks associated with such investment strategies.

Please send copies of all correspondence with respect to the Amendment to the undersigned, or contact me at (713) 214-1324.

Very truly yours,

/s/ Veronica Castillo

Veronica Castillo

Counsel